Exhibit 99.01

June 30, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Tele Norte Leste Participações S.A. in its annual report on Form 20-F for the fiscal year ended December 31, 2009 in response to Item 16F(a) of Form 20-F (a copy of which is attached), and we agree with the statements concerning our Firm therein.

Very truly yours,

/s/ PricewaterhouseCoopers Auditores Independentes

Item 16F.	Change in Registrant’s Certifying Accountant

On April 30, 2009, our board of directors voted to dismiss PWC as our independent registered public accounting firm.

PWC’s audit reports of our financial statements for December 31, 2008 and 2007 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to change our independent registered public accounting firm was recommended by our fiscal council and was subsequently unanimously approved by our board of directors present at a meeting on April 30, 2009.

During the fiscal years ended December 31, 2008 and 2007 and through the date of this annual report, we have had no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PWC, would have caused PWC to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

During the fiscal years ended December 31, 2008 and 2007 and through the date of this annual report, there have been no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F.

We have provided PWC with a copy of this annual report prior to its filing with the SEC and requested that PWC furnish a letter addressed to the SEC stating whether it agrees with the statements made herein. A copy of PWC’s letter to the SEC dated June 23, 2010 is included as Exhibit 99.01 to this annual report.

On April 30, 2009, we engaged Deloitte Touche Tohmatsu Auditores Independentes as our new independent registered public accounting firm to audit our financial statements. The decision to engage Deloitte Touche Tohmatsu Auditores Independentes was recommended by our fiscal council and was subsequently unanimously approved by our board of directors present at a meeting on April 30, 2009.

Prior to the engagement of Deloitte Touche Tohmatsu Auditores Independentes as our independent registered public accounting firm, we had not previously consulted with Deloitte Touche Tohmatsu Auditores Independentes regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) a reportable event (as provided in Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and any later interim period, including the interim period up to and including the date that Deloitte Touche Tohmatsu Auditores Independentes was engaged.